September 19, 2025

Tyler Glover
President, Chief Executive Officer and Director
Texas Pacific Land Corporation
1700 Pacific Avenue
Suite 2900
Dallas, TX 75201

       Re: Texas Pacific Land Corporation
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 19, 2025
           File No. 001-39804
Dear Tyler Glover:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Properties, page 17

1. Please expand your filing to include a summary of your oil and gas reserves at fiscal year-end. Refer to the disclosure requirements in Items 1202(a)(1) through 1202(a)(4)
       of Regulation S-K.
2. We note that you have not previously disclosed reserves estimates in a filing with the
       Commission and that you are disclosing material additions to your reserves estimates.
       Accordingly, explain to us how you considered providing a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. See
Item 1202(a)(6)
       of Regulation S-K.
3. Disclose and describe the internal controls you use in your reserves estimation effort.
       In addition, disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates and, if you represent that a third party conducted a reserves audit, disclose the qualifications of the technical
 September 19, 2025
Page 2

      person primarily responsible for overseeing such reserves audit. See Item 1202(a)(7)
      of Regulation S-K.
4. Expand your disclosure to include total gross and net productive wells, expressed separately for oil and gas, associated with your interests. Refer to the disclosure requirements in Item 1208(a) of Regulation S-K.
5. Please expand your acreage disclosure to provide a break-out of gross and net developed and undeveloped acreage. Refer to the disclosure requirements in Item
      1208(b) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2024 Compared to Year Ended December 31, 2023
Land and Resource Management, page 26

6. Please expand your disclosure to provide the last three fiscal years of production and average sales prices. Refer to the disclosure requirements in Item 1204 of Regulation
      S-K.
Non-GAAP Performance Measures, page 27

7. We note your presentation of a non-GAAP financial measure titled 'Free Cash Flow'.
      Please address the following:

             You identify Free Cash Flow as performance measure, but the label suggests it may be a liquidity measure. Tell us the specific facts and circumstances that led you to conclude this is a performance measure. If you continue to believe Free
           Cash Flow is a performance measure, tell us how you determined it is appropriate to exclude cash-based adjustments in the calculation of a performance measure.
           Refer to Questions 100.01 and 100.05 of the Non-GAAP Financial
Measures
           C&DI's.

             Regardless of whether you conclude Free Cash Flow is a performance or liquidity measure, please revise your non-GAAP reconciliation to reconcile the measure to the most directly comparable GAAP measure, rather than presenting a "compound" reconciliation from Net Income to Adjusted EBITDA then to
Free
           Cash Flow.

             Please disclose the reasons why you believe Free Cash Flow provides useful information to investors and any additional purposes for which management uses this measure. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation
S-K.

             Finally, we note you define Free Cash Flow as Adjusted EBITDA less current income tax expense and capital expenditures. Per your consolidated Statement of
           Cash Flows, Cash flows from investing activities, total capital expenditures
           (excluding acquisitions of a business) appears to be $426.7 million ($395,577 +
           $1,476 + $29,696). Please revise your reconciliation accordingly, or tell us why the amount presented in the reconciliation differs from this amount, and explain the differences.
 September 19, 2025
Page 3


       This comment also applies to your Forms 10-Q and earnings releases. Supplemental Oil and Gas Reserve Information (Unaudited)
Analysis of Changes in Oil and Natural Gas PDP Reserves, page F-32

8. We note your disclosure on page 3 that the average realized price received per Boe during the year 2024 decreased 6.4% from the year 2023; however, the reconciliation of the changes in proved reserves during 2024 does not include a negative revision due to prices. Please review and revise your disclosure to identify and quantify the net amount of change due to the decrease in commodity prices, and any other contributing factors, including offsetting factors, so the change due to revisions of prior estimates is fully explained. Refer to the disclosure requirements in FASB ASC 932-235-50-
       5(a).
9. Please expand the disclosure of the net developed reserves appearing below the table of changes in estimated reserves to include the volumes as of the beginning of the earliest period presented, i.e. as of December 31, 2021. Refer to the disclosure requirements in FASB ASC 932-235-50-4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Joseph Klinko at (202) 551-3824 or Mark Wojciechowski at
(202) 551-
3759 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or Brad Skinner,
Office Chief, at (202) 551-3489 if you have any questions regarding the engineering comments.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Chris Steddum